

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 4, 2018

Erxin Zeng
Chief Executive Officer and Chairman of the Board
Golden Bull Limited
707 Zhang Yang Road, Sino Life Tower, F35
Pudong, Shanghai, China 200120

> **Re:** **Golden Bull Limited**
> **Registration Statement on Form F-1**
> **Filed December 22, 2017**
> **File No. 333-222269**

Dear Mr. Zeng:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2017 letter.

General

1.   We note your new disclosure beginning on page 93 of your prospectus regarding the recent changes and measures issued by the PRC in 2017 regarding the online P2P lending business. Please revise your prospectus throughout, including the Summary section, to explain in more detail how these recent measures will affect your business and the risks associated with its potential impact and uncertainty. In addition, please clarify whether you intend to make modifications to your business model as a result of the new measures.

Description of Share Capital

Ordinary Shares, page 110

2.   We note your response to comment 5 and that your Exhibit Index suggests your most recent amended and restated memorandum and articles of association are still to be filed. Please disclose whether or not your organizational documents will require you to provide shareholders with a proxy form when sending out notices of general meetings and, if not, whether or not you will follow the "standard practice" of doing so.

Underwriting

Underwriter's Warrant, page 129

3.   We note your revisions in response to comment 6 and the Form of Underwriter's Warrant now attached as Exhibit 4.1. Please disclose the material terms of these warrants, including that they are transferable after a period of 180 days following the effective date of the registration statement, and clarify the period during which they are exercisable as we note apparently conflicting disclosure here and in footnote (3) to the fee table of your registration statement. Please make corresponding revisions and/or cross-reference from your description of warrants on page 114. Please refer to Item 4(a) of Form F-1 and Item 9.A.7.(a) of Part I of Form 20-F for guidance.

Financial Statements, page F-1

4.   Please revise to provide updated audited financial statements in your next amendment or tell us why you believe updated audited financial statements are not required. Refer to Item 4(a) of Form F-1 and Part I, Item 8.A.4 of Form 20-F.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Ari Edelman, Esq.